UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 1-6639

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	June 30, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Magellan Health Services, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6950 Columbia Gateway Drive, Suite 400
Address of Principal Executive Office (Street and Number)

Columbia, Maryland 21046
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s accounting and finance personnel have been principally engaged in providing substantial data and support to the Registrant’s chapter 11 bankruptcy process and the preparation of a Transition Report on Form 10-K for the three months ended December 31, 2002 in connection with the Registrant’s change in its fiscal year. On March 11, 2003, the Registrant and 88 of its subsidiaries filed voluntary petitions of relief under chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the “Court).  Since that time the Registrant has been in negotiations with its creditors, as well as with potential equity investors regarding an equity investment and with banks regarding potential exit refinancing.  The accounting and finance personnel have spent extensive time and resources in supporting these negotiations, including providing analyses and data to parties conducting due diligence review as well as preparation of financial projections and updating projections of future performance.  The Registrant entered into an equity commitment letter with Onex Corporation on May 27, 2003, and after significant negotiations with Onex Corporation and another bidder for the equity of Registrant upon emergence, entered into a revised commitment letter with Onex Corporation on June 25, 2003.  In addition, these accounting and finance personnel have been supporting the bankruptcy process, including preparing schedules of assets and liabilities filed with the Court, reviewing, analyzing and reconciling the over 4,000 proofs of claim filed against the Registrant and its subsidiaries, filing of monthly financial statements with U.S. Trustee’s Office for the Registrant and 88 of its subsidiaries and preparing updated projections of future financial performance and other financial data and analyses for the Registrant’s Amended Plan of Reorganization and Disclosure Statement filed on July 25, 2003 with the Court and subsequently updated.  These personnel were also providing support to the motions filed by the Registrant in the Court to support the equity commitment letter with Onex Corporation and the Amended Plan of Reorganization and Disclosure Statement, for which hearings were held on August 5, 2003 and August 11, 2003.  Over this same period, the Registrant was required to file a Transition Report on Form 10-K for the three months ended December 31, 2002 in connection with change in its fiscal year-end from September 30 to December 31.  The accounting and finance personnel were directly involved in the preparation of the report and providing data, analyses and support to the Registrant’s auditors in connection with the audited financial statements and reports included therein.  The Form 10-K Transition Report was filed with the SEC on August 12, 2003.  As a result of these activities, the Registrant is unable to complete and timely file the Registrant’s Annual Report on Form 10-Q for the three months and six months ended June 30, 2003, without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mark S. Demilio	(410)	953-1000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(3)

The Registrant cannot currently provide final earnings results for the three months and six months ended June 30, 2003, since it has not yet completed its close process. However, the Registrant estimates that its consolidated net income for the three months ended June 30, 2003 would be approximately $12 million to $17 million compared to net income of $4.3 million for the three months ended June 30, 2002 (which would result in consolidated net income for the six months ended June 30, 2003 of approximately $0 million to $5 million compared to consolidated net income of approximately $10.6 million for the six months ended June 30, 2002).  All of the foregoing amounts in this paragraph are unaudited.

Caution regarding Forward-Looking Statements

     Certain of the statements made in this notification including, without limitation, statements regarding estimated net income constitute forward looking statements contemplated under the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to known and unknown uncertainties and risks which could cause actual results to differ materially from those contemplated or implied by such forward looking statements including: the outcome of discussions and negotiations with creditors; actual results for the three months ended June 30, 2003 differing from the expected results due to greater adverse impact from the items described herein or from other events; service issues arising with certain customers; care management activities not having the desired effects; care costs rising at trends greater than anticipated; the ability to manage operating costs; the ability to obtain rate increases from customers with respect to increased care costs or to obtain such increases timely; the ability to generate new business; the ability to retain existing clients; the impact of new or amended laws or regulations; governmental inquiries; outcome of ongoing litigation; interest rate increases; unanticipated increases in the costs of care; the ability to consummate successfully the exits from non-core operations or to identify, negotiate and consummate other strategic alternatives; and other factors. Any forward looking statements made in this notice are qualified in their entirety by these risks and uncertainties and the discussion of risks and uncertainties set forth under the caption “Cautionary Statements” in the Registrant’s Annual Report on Form 10-K/A for the year ended September 30, 2002 filed with the Securities and Exchange Commission on January 23, 2003. The Registrant undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Magellan Health Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

MAGELLAN HEALTH SERVICES, INC.

Date	August 15, 2003	By	/s/ Mark S. Demilio
			Name:	Mark S. Demilio
			Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).